

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 25, 2017

Lisa W. Wardell
President and Chief Executive Officer
DeVry Education Group Inc.
3005 Highland Parkway
Downers Grove, IL 60515

> **Re: DeVry Education Group Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed August 25, 2016**
> **File No. 001-13988**

Dear Ms. Wardell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, Fiscal Year Ended June 30, 2016 vs. Fiscal Year Ended June 30, 2015,</u>
<u>Revenues, pages 64 -69</u>

1. Please enhance your discussion of the known trends, events, or uncertainties that have had or will have materially favorable or unfavorable impacts on the results of your operations in your Business, Technology and Management (BTM) segment. Specifically, please discuss factors including enrollment, tuition, regulatory changes, competition, and the economic environment that have impacted and are expected to impact your future results of operations for the BTM segment. In this regard, we note that the revenues in your Business, Technology, and Management segment have declined by 23% and you anticipate continued declines in fiscal year 2017. Please refer to Commission Release

No. 33-8350.

DeVry University Undergraduate and Graduate Student Enrollment, page 69

2.      Please enhance your discussion of management's plans to further align the cost structure
        and increase efficiencies by incorporating more specific plans of how you intend to
        implement these cost-saving measures including the closure and consolidation of
        additional campuses of DeVry University.  Please refer to Commission Release No. 33-
        8350.


        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, Ivette
Leon, Assistant Chief Accountant, at (202) 551-3351, or me at (202) 551-3810 with any
questions.

                                        Sincerely,

                                        /s/ Carlos Pacho

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications